 1-A/A LIVE 0001758533 XXXXXXXX 024-11127 true false true Evolution Development Group, Inc. FL 2018 0001758533 8742 61-1904200 0 0 10949 ESTEBAN DRIVE FT. MYERS FL 33912 2393133693 Kendall Almerico Other 28949.00 0.00 0.00 0.00 43849.00 26987.00 0.00 26987.00 16862.00 43849.00 0.00 191577.00 0.00 -191577.00 -0.01 -0.01 IndiegoSpire CPA Class A Common 1000 N/A N/A Class B Common 42690046 N/A N/A Preferred 0 N/A N/A N/A 0 N/A N/A true true false Tier2 Audited Equity (common or preferred stock) Y N N Y Y N 3200000 42690046 0.7500 2400000.00 0.00 0.00 0.00 2400000.00 Dalmore Group LLC 120000.00 IndigoSpire CPA LLC 5500.00 Kendall A. Almerico, P.A. 130000.00 136352 2080000.00 false true AL AK AZ AR CA CO CT DE DC FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA PR RI SC SD TN TX UT VT VA WA WV WI WY A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 AL AK AZ AR CA CO CT DE DC FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA PR RI SC SD TN TX UT VT VA WA WV WI WY A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 false Evolution Development Group, Inc. Class B Common Stock 200000 0 $250,000 at $1.25 per share Regulation D, Rule 506(C)